EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom APIMA Holdings Limited	Hong Kong	100%		69
Omnicom Capital Inc.	Connecticut	100%		1
Omnicom Europe Limited	United Kingdom	100%	4	533
Omnicom Group (Asia Pacific) Pte. Ltd.	Singapore	100%		34
BBDO Worldwide Inc.	New York	100%	28	141
DDB Worldwide Communications Group Inc.	New York	100%	15	37
TBWA Worldwide Inc.	New York	100%	7	14
DAS Holdings Inc.	Delaware	100%	44	8
Omnicom Media Group Holdings Inc.	Delaware	100%	38	7